EXHIBIT 99.I.1(a)-1

     The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

Brilliance China Automotive Holdings Limited*	(Huachen Automotive Group Holdings Company Limited) *	(Chinese Financial Education Development Foundation) *	The Management Directors

(incorporated with limited liability in Bermuda)	(established with limited liability in the PRC)	(established in the PRC)

Joint announcement relating to
a conditional mandatory cash offer by
CLSA Limited, on behalf of the Offerors,
to acquire all issued Shares, including Shares represented by ADSs, in the share capital of the Company,
other than those already owned by the Offerors
or parties acting in concert with them

     On 18 December, 2002, Huachen entered into the Principal Agreement with the Foundation pursuant to which it purchased from the Foundation a total of 1,446,121,500 Shares, representing approximately 39.446 per cent. of the issued share capital of the Company and the Foundation’s entire shareholding interest in the Company. The price payable by Huachen for the Sale Shares is HK$0.10 per Sale Share, which was determined on the basis of arm’s length negotiations.

     On 18 December, 2002, each of the Management Directors entered into a Call Option Agreement with Huachen, immediately after the Principal Agreement was entered into and after completion of the sale and purchase of the Sale Shares pursuant thereto. Pursuant to the terms of the Call Option Agreements, Huachen granted to each of the Management Directors a call option in respect of a specified number of Shares, totalling 346,305,630 Shares in aggregate and representing approximately 9.446 per cent. of the issued share capital of the Company, at an exercise price of HK$0.95 per Share. Each call option is exercisable in whole or in part at any time during the period of 3 years commencing from the date falling 6 months after the earlier of: (a) the end of the Offer; and (b) the close of the Offer in accordance with the Offer Document to be issued by the Offerors in respect of the Offer as required under the Takeovers Code.

*  For identification purposes only

     Under the Takeovers Code, the Management Directors are presumed to be acting in concert with Huachen. As a result, and in order to facilitate the making of the Offer, the Management Directors agreed to join Huachen to make the Offer and form part of the Offerors, on the terms and conditions set out in the Syndication Letter which was issued by Huachen to the Management Directors on 18 December, 2002. Pursuant to Rule 26.1 of the Takeovers Code, Huachen and the Management Directors are required to make a conditional mandatory general offer for all of the Shares not already beneficially owned by Huachen and the Management Directors and parties acting in concert with them. CLSA will make the conditional Offer on behalf of the Offerors.

The Offer

     Particulars of the Offer are as follows:

For every Share tendered by Shareholders	HK$0.10 in cash

     Each ADS represents 100 Shares and consequently each ADS holder will be entitled to receive HK$10.00 (approximately US$1.28) in cash for each ADS tendered pursuant to the Offer.

     CLSA is satisfied that sufficient financial resources are available to the Offerors to meet full acceptance of the Offer.

     Under the Takeovers Code, the Offer Document is required to be despatched to Shareholders within 21 days from the date of this announcement.

     Shareholders and prospective investors should exercise caution in dealing in the Shares.

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer may only be made pursuant to the terms of the Offer Document and the accompanying documents.

     At the request of the Company, trading of the Shares on the Stock Exchange was suspended at 10.01 a.m. on 18 December, 2002, and trading of the ADSs on the New York Stock Exchange was suspended from 9:30 a.m. (E.S.T.) on 18 December, 2002. Application has been made to the Stock Exchange for resumption of trading of the Shares with effect from 9:30 a.m. on 20 December, 2002 and application has been made to the New York Stock Exchange for resumption of trading of the ADSs with effect from 9:30 a.m. (E.S.T.) on 19 December, 2002.

1.   THE PRINCIPAL AGREEMENT

     On 18 December, 2002, Huachen and the Foundation entered into the Principal Agreement. Pursuant to the terms of the Principal Agreement, Huachen purchased a total of 1,446,121,500 Shares from the Foundation, representing the Foundation’s entire shareholding interest in the Company.

     The Sale Shares represent approximately 39.446 per cent. of the existing and issued share capital of the Company and the aggregate purchase price paid by Huachen to the Foundation for the Sale Shares was HK$144,612,150, equivalent to HK$0.10 per Share. The purchase price was determined on the basis of arm’s length negotiations. Completion of the Principal Agreement took place upon signing and the purchase price was paid in cash by Huachen to the Foundation.

     Prior to entering into the Principal Agreement, neither Huachen nor any of its associates (as defined in the Listing Rules) nor any party acting in concert with it (other than the Management Directors) had any interest in the Shares or any convertible securities, derivatives, warrants or options in the Company. Following completion of the Principal Agreement, Huachen became interested in 1,446,121,500 Shares, representing approximately 39.446 per cent. of the issued share capital of the Company.

2.   THE CALL OPTION AGREEMENTS

     On 18 December, 2002, each of the Management Directors entered into a Call Option Agreement with Huachen, immediately after the Principal Agreement was entered into and after completion of the sale and purchase of the Sale Shares pursuant thereto. Pursuant to the terms of the Call Option Agreements, Huachen granted to each of the Management Directors a call option in respect of a specified number of Shares, totalling 346,305,630 Shares in aggregate and comprising part of the Sale Shares, at an exercise price of HK$0.95 per Share. Each call option is exercisable in whole or in part at any time during the period of 3 years commencing from the date falling 6 months after the earlier of: (a) the end of the Offer; and (b) the close of the Offer in accordance with the Offer Document to be issued by the Offerors in respect of the Offer as required under the Takeovers Code.

     Details of the number of Shares to which the call options relate are set out in the table below:

Management Director	Number of Shares	Percentage of the Company's issued share capital

Mr. Wu	92,911,266	Approximately 2.534%
Mr. Hong	84,464,788	Approximately 2.304%
Mr. Su	84,464,788	Approximately 2.304%

Management Director	Number of Shares	Percentage of the Company's issued share capital

Mr. He	84,464,788	Approximately 2.304%

TOTAL	346,305,630	Approximately 9.446%

     Under the terms of the Call Option Agreements, the Management Directors may elect to pay the exercise price in full or to pay 10% of the exercise price at the time of exercise of the option. If the Management Directors elect the latter payment option, the balance of the exercise price will be payable within a 3-year period after the date of completion of the purchase of the relevant Shares pursuant to the exercise of such option. Upon exercise of the option and as security for the balance of the exercise price, the Management Directors will pledge the Shares which are so purchased from Huachen in favour of Huachen. Further details of the Call Option Agreements will be provided in the Offer Document.

     If all the options under the Call Option Agreements are fully exercised, Huachen will be holding a 30% interest in the Company.

3.   THE SYNDICATION LETTER

     On 18 December, 2002, Huachen issued a Syndication Letter to the Management Directors. Pursuant to the terms of the Syndication Letter, it was agreed that the Management Directors would join Huachen as the Offerors in making the Offer to Shareholders, but that none of the Management Directors would have any obligation to purchase any Shares tendered in the Offer (if any) and that Huachen would be obliged to provide and/or arrange for the requisite funding to enable the Offerors to, subject to the satisfaction of the Offer condition (as described in the paragraph 5 hereof), acquire all of the Shares in respect of which acceptances are received at the close of the Offer and to acquire solely for its account any and all Shares tendered in the Offer (if any).

     Under the Takeovers Code, the Management Directors are presumed to be acting in concert with Huachen. As a result, and in order to facilitate the making of the Offer, the Management Directors agreed to join Huachen to make the Offer and form part of the Offerors, on the terms and conditions set out in the Syndication Letter.

4.   THE OFFER

     CLSA will make the conditional Offer on behalf of the Offerors.

Particulars of the Offer

     The Offer to be made by CLSA, on behalf of the Offerors, which is subject to the conditions and further terms set out in this announcement and to be set out in the Offer Document when issued, will be made on the following basis:

For every Share tendered by Shareholders	HK$0.10 in cash

     Each ADS represents 100 Shares in the Company and consequently each ADS holder will be entitled to receive HK$10.00 (approximately US$1.28) in cash for each ADS tendered pursuant to the Offer.

     The cash Offer Price is equal to the price per Sale Share paid by Huachen pursuant to the Principal Agreement. As there have been no other dealings in the Shares (including, ADSs) by the Offerors and parties acting in concert with any one of them (if any) which are dealings for the purpose of Rule 26.3 of the Takeovers Code during the period from 14 May, 2002, being the commencement of the six-month period before the Company’s announcement dated 14 November, 2002 relating to a possible change in the substantial shareholder of the Company, up to the date of this announcement, the price per Sale Share paid by Huachen pursuant to the Principal Agreement represents the highest price paid by the Offerors for the acquisition of Shares in during the period from 14 May, 2002 up to the date of this announcement.

     Shares to be acquired under the Offer will be acquired free from all liens, charges and encumbrances and together with all rights attaching to them as at the date of this announcement, including the right to receive all dividends and distributions declared, paid or made on or after the date of this announcement. No Shareholder has undertaken with the Offerors to accept the Offer. There are no persons having any arrangement of the kind referred to in the third paragraph of Note 8 to Rule 22 of the Takeovers Code with the Offerors, the Company or any of their respective associates (as defined in the Takeovers Code). Save as disclosed in paragraph 9 hereof, none of the Offerors hold any convertible securities, derivatives, warrants or options in the Company.

     CLSA is satisfied that sufficient financial resources are available to the Offerors to meet full acceptance of the Offer.

Stamp Duty

     Sellers’ ad valorem stamp duty arising in connection with the acceptance of the Offer amounting to 0.1 per cent. of the consideration payable in respect of relevant acceptances by Shareholders and ADSs holders (if any) will be deducted from the consideration payable under the Offer and will be paid by the Offerors to the Stamp Duty Office in accordance with the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong).

Valuation of the Offer

     As at the date of this announcement, there were 3,666,052,900 Shares in issue, including Shares represented by ADSs. At a cash offer price of HK$0.10 per Share and a cash offer price of HK$0.01 per Employee Option, the Offer Price values the entire issued share capital of the Company at HK$366,605,290, values the Shares not already owned by the Offerors and parties acting in concert with them (if any) at HK$209,374,640 and the Employee Options at HK$318,000.

     The Offer Price represents:

(i)	a discount of approximately 93.10 per cent. to the closing price per Share of HK$1.45 per Share on the Stock Exchange, and a discount of approximately 93.11 per cent. to the closing price per ADS of US$18.60 per ADS on the New York Stock Exchange, on 17 December, 2002 (being the last full

Business Day prior to the suspension of trading of the Shares on the Stock Exchange and the ADSs on the New York Stock Exchange);

(ii)	a discount of approximately 91.73 per cent. to the average closing price per Share on the Stock Exchange of approximately HK$1.2090 per Share, and a discount of approximately 91.99 per cent. to the average closing price per ADS of US$16.007 per ADS on the New York Stock Exchange, for the 30 Business Days immediately prior to and including the date of this announcement;

(iii)	a discount of approximately 90.82 per cent. to the average closing price per Share on the Stock Exchange of approximately HK$1.0895 per Share, and a discount of approximately 90.78 per cent. to the average closing price per ADS of US$13.912 per ADS on the New York Stock Exchange, for the 3 months ended on 17 December, 2002 (being the last full Business Day prior to suspension of trading of the Shares on the Stock Exchange and the ADSs on the New York Stock Exchange);

(iv)	a discount of approximately 92.85 per cent. to the audited consolidated net asset value per Share of approximately HK$1.398 per Share (approximately US$0.0179) for the financial year ended 31 December, 2001;

(v)	a multiple of approximately 0.41 times the Group’s audited consolidated earnings of approximately HK$0.24 per Share (approximately US$0.031) for the year ended 31 December, 2001, being the last audited full financial year of the Group.

     During the six months preceding the date of this announcement, the highest closing price of Shares as quoted on the Stock Exchange was HK$1.45 per Share on 17 December, 2002 and the lowest closing price was HK$0.85 per Share on 9 October, 2002.

     During the six months preceding the date of this announcement, the highest closing price of the ADSs as quoted on the New York Stock Exchange was US$18.65 per ADS on 13 December, 2002 and the lowest closing price was US$10.65 per ADS on 9 October, 2002.

     The Offerors make no representation as to the adequacy or fairness of the Offer Price. Shareholders are advised not to take any action in connection with the Offer until they have received advice from the independent board committee of the Company. Shareholders are also strongly advised to seek independent financial advice.

Overseas Shareholders

     As the Offer to persons not resident in Hong Kong may be affected by the laws of the relevant jurisdiction in which they are resident, Overseas Shareholders who are citizens or residents or nationals of a jurisdiction outside Hong Kong should inform themselves about and observe any applicable legal or regulatory requirements and where necessary seek legal advice. It is the responsibility of Overseas Shareholders who wish to accept the Offer to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith (including, the obtaining of any governmental or other consent which may be required or the compliance with other necessary formalities and the payment of any transfer or other taxes due in respect of such jurisdiction).

Information for US Shareholders

     The Offer will be open to US Shareholders, including US holders of the ADSs. The Offer will be made for the securities of a non-US company. The Offer will be made in accordance with the requirements of the Takeovers Code in Hong Kong and will be subject to disclosure and other procedural requirements that are different from those under United States law.

     It may be difficult for United States investors to enforce their rights and any claim that they may have arising under United States federal securities laws, since the Offerors are located outside of the United States, and some or all of the officers and directors of Huachen and some or all of the Management Directors are residents of a country other than the United States. United States investors may not be able to effect service of process upon a non-US company or its officers or directors, or other non-US persons, in a non-US court for violations of US securities laws and it may be difficult for a US investor to enforce a judgement obtained from a US court against the Offerors.

     The Offer in the United States will be made pursuant to an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Securities Exchange Act of 1934, as amended.

     Holders of Shares and ADSs in the United States should be aware that the Offerors may purchase securities otherwise than under the Offer, such as in the open market or through privately negotiated purchases. Save as disclosed in paragraph 2 hereof in respect of the Call Option Agreements, the Offerors do not intend to make any such purchases. If made, any such purchases other than pursuant to the Call Option Agreements (which cannot happen until six months after the Offer ends or closes) will be disclosed in accordance with the requirements of the Takeovers Code.

     The Offer will be made in the United States to all holders of Shares and ADSs pursuant to the Offer Document, a transmittal letter that will accompany the Offer Document and other related documents. These materials will be mailed to holders of record pursuant to paragraph 13 hereof, the expected date of despatch of which is set out in paragraph 12 hereof. These materials will also be furnished to the SEC on Form CB. The Form CB and related exhibits will be available without charge at the SEC website at www.sec.gov. Holders of ADSs may also request copies of these documents from the Depositary for the Offer in the United States, the identity of which will be announced in the Offer Document. Holders of Shares and ADSs should read carefully the Offer Document and other related documents when they become available because they will contain important information about the Offer.

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer may only be made pursuant to the terms of the Offer Document and the accompanying documents.

5.   CONDITION OF THE OFFER

     Under the Takeovers Code, as the offeree board circular will be despatched after the date of despatch of the Offer Document, the Offer is required to remain open for acceptance for at least 28 days after the despatch of the Offer Document. Accordingly, the making of the Offer is conditional upon the Offerors having received acceptances of the Offer (and such acceptances not, where permitted, having been withdrawn) by 4:00 p.m. on the date which is 28 days after the despatch of the Offer Document (or such later time(s) and/or date(s) as the Offerors may, subject to the rules of the Takeovers Code, decide) which, together with Shares already owned or acquired by the Offerors before or during the Offer Period, will result in the Offerors and parties acting in concert with them (if any) holding more than 50 per cent. of the voting rights of the Company. If the Offerors do not receive valid acceptances of the Offer by such time and date, which together with Shares already owned or acquired by the Offerors and parties acting in concert with them (if any) before or during the Offer Period will result in the Offerors and parties acting in concert with them (if any) holding more than 50 per cent. of the voting rights of the Company, the Offer cannot become unconditional and the Offer will lapse.

     Shareholders and prospective investors should exercise extreme caution in dealing in the Shares.

6.   INFORMATION ON THE OFFERORS

Huachen

     Huachen is a PRC state-owned limited liability company which was established under the laws of the PRC on 16 September, 2002 and is wholly beneficially owned by the Liaoning Provincial Government of the PRC. The directors of Huachen are Mr. Yang Bao Shan, Mr. Zhao Chang Yi, Mr. Zhu Xue Dong and Mr. Qin Li.

The Management Directors

     The Management Directors are members of the board of Directors, which comprises 5 executive Directors and 3 independent non-executive Directors. Huachen does not have any intention of changing the composition of the Board. It is intended that all of the Directors will continue to remain in office. Save for the Management Directors, brief particulars of whom are set out below, none of the other Directors is a party to any of the matters disclosed in this announcement.

     Mr. Wu, aged 40, has been the Chairman of the board of Directors since June 2002 and a Director and Executive Vice President of the Company since 1993. He is responsible for the overall management and strategy of the Company. Mr. Wu was the Vice Chairman of the Company from 1993 to June 2002. Mr. Wu is also a director of Shenyang Automotive. Mr. Wu holds a Bachelor of Arts degree from the Beijing Foreign Languages Institute and a Master in Business Administration degree from Fordham University in New York. He has served from 1988 to 1993 as Deputy Manager of the Bank of China, New York Branch.

     Mr. Hong, aged 39, has been the Vice Chairman of the Company since June 2002, and a Director and Executive Vice President of the Company since 1993. Mr. Hong also serves currently as Company Secretary. Mr. Hong is also a director of Shenyang Automotive. He received a Bachelor of Arts degree from the Beijing Foreign Languages Institute in 1984. He also received a Doctor of Jurisprudence degree from the Columbia University School of Law in New York and is a member of the Bar of the State of New York. From 1985 to 1986, Mr. Hong worked as an attaché in the Ministry of Foreign Affairs of China. From 1986 to 1990, Mr. Hong was an international civil servant at the United Nations headquarters in New York.

     Mr. Su, aged 36, has been the President and Chief Executive Officer of the Company since June 2002, and a Director and Executive Vice President of the Company since 1992. He is responsible for the administrative and production management of the Company. Mr. Su is also the Chairman and a director of Shenyang Automotive. He holds a Bachelor of Arts degree from the People’s University of China, as well as a graduation certificate from the Graduate School of the People’s Bank of China. Mr. Su also served as General Manager of Shenyang Automotive from 1995 to 1997.

     Mr. He, aged 30, has been the Chief Financial Officer of the Company since June 2002 and a Director since 1998. He is responsible for the financial management of the Company. He is also a director of Shenyang Automotive, a company which he joined in 1995. Mr. He received a Bachelor of Arts degree from the University of Finance and Economics in Shanghai. From 1993 to 1995, he worked as the manager of the accounting department of Brilliance China Machinery Co., Ltd. in Luoyang, China.

7.   FURTHER INFORMATION RELATING TO THE OFFER

Reasons for the sale of the Sale Shares by the Foundation to Huachen

     As a non-governmental and non profit-making social body corporate, the Foundation’s principal aim is to promote the development of financial education in the PRC. Accordingly, the Foundation has indicated that it is not consistent with its aim or appropriate for it to be engaged in long-term investments or the operation or management of enterprises such as the Company. Therefore, the Foundation has indicated that it no longer wishes to hold the Sale Shares as a long-term investment or be a controlling Shareholder.

     In addition, the Foundation has indicated that it believes that, from the perspective of the long-term development of the Company, sale of the Sale Shares to Huachen is appropriate because:

•	The Liaoning Provincial Government, as the ultimate beneficial shareholder of Huachen, has decided to make the automotive industry one of the industrial pillars of the provincial economy, and the Company’s subsidiary, Shenyang Automotive, is one of the leading enterprises in Liaoning’s automotive industry. The Liaoning Provincial Government, through Huachen, will be able to provide support in ways that the Foundation has neither the ability nor resources to provide;

•	The Chinese automotive industry has traditionally been heavily regulated by the Chinese Government. Given such regulation, governmental involvement such as that which may be afforded by the Liaoning Provincial Government as a controlling Shareholder is likely to be beneficial to the future development and success of the Company;

•	Since the Company’s principal operations and assets are located in Liaoning Province, having Huachen as the largest Shareholder will be advantageous from the perspective of effective shareholder direct support and supervision. For a number of years, the Liaoning Provincial Government has been providing strong support to the long-term development of the Company, for instance in the launch of the Zhonghua Sedan production and the proposed joint venture project between the Company and BMW. Therefore, the Liaoning Provincial Government’s participation in the Company as a controlling Shareholder is a logical and natural extension to this support.

8.   INFORMATION ON THE COMPANY

     The Company was incorporated in Bermuda with limited liability whose securities are listed on the Stock Exchange and the New York Stock Exchange. The Company is an investment holding company. The principal activities of the Company’s subsidiaries are the manufacturing and selling of minibuses, sedans and automotive components in the PRC.

9.   SHAREHOLDING STRUCTURE

     The shareholding structure of the Company immediately prior to the signing of the Principal Agreement and the Call Option Agreements and immediately after the close of the Offer is detailed below:

(a)	Shareholding structure immediately prior to signing of the Principal Agreement and the Call Option Agreements

(b)	Shareholding structure immediately after closing of the Offer (Note)

Note: Assuming that the condition of the Offer is not satisfied and the Offer ends or closes.

Management Directors’ shareholdings in the Company

	Prior to the entry of the Call Option Agreements		In the event that all of the Management Directors exercise their respective call options under the Call Option Agreements in full and assuming that there is no change in the issued share capital of the Company and no exercise of the Employee Options by them

Name of Management		(Shareholding		(Shareholding
Director	(Number of Shares)	percentage)	(Number of Shares)	percentage)

Mr. Wu	30,000,000	Approximately 0.82%	122,911,266	Approximately 3.35%
Mr. Hong	26,640,000	Approximately 0.73%	111,104,788	Approximately 3.03%
Mr. Su	34,500,000	Approximately 0.94%	118,964,788	Approximately 3.25%
Mr. He	35,045,000	Approximately 0.96%	119,509,788	Approximately 3.26%

     The board of Directors had granted options in respect of Shares to the Management Directors and the details are as follows:

				Number of options
				held as at
				18 December, 2002
				(being the last
				Business Day prior
				to the
			Subscription price	date of this
Name	Date of grant	Exercise period	per Share	announcement)

Mr. Wu	2 June, 2001	10 years from 2 June, 2001	HK$1.896	2,800,000

				Number of options
				held as at
				18 December, 2002
				(being the last
				Business Day prior
				to the
			Subscription price	date of this
Name	Date of grant	Exercise period	per Share	announcement)

Mr. Hong	2 June, 2001	10 years from 2 June, 2001	HK$1.896	2,338,000
Mr. Su	2 June, 2001	10 years from 2 June, 2001	HK$1.896	2,338,000
Mr. He	2 June, 2001	10 years from 2 June 2001	HK$1.896	2,338,000

     Save for the Share options listed in the preceding table and the call options granted pursuant to the Call Option Agreements, none of the Offerors hold any convertible securities, derivatives, warrants or options in the Company.

     As at 17 December, 2002, being the last full Business Day prior to the suspension of trading of Shares on the Stock Exchange, outstanding options granted by the Company were in respect of 31,800,000 Shares, in aggregate, to the Management Directors, Mr. Yang Mao Zeng (an executive Director) and certain employees of the Group. Mr. Yang Mao Zeng holds outstanding Employee Options in respect of 2,338,000 Shares. The Employee Options are exercisable at any time during the period of 10 years from 2 June, 2001 at an exercise price of HK$1.896 per Share. Such options are personal to the grantee and cannot be transferred or assigned.

     As the exercise price of HK$1.896 per Share is well above the Offer Price and the closing price of HK$1.45 per Share on the Stock Exchange on 17 December, 2002 (being the last full Business Day prior to the suspension of trading of the Shares on the Stock Exchange), the Employee Options carry no intrinsic value. Hence, the price for the outstanding Employee Options under the conditional cash offer made by CLSA, on behalf of the Offerors, pursuant to the Takeovers Code is set at a nominal value of HK$0.01 per Employee Option.

     Other than the Employee Options, the Company does not have any convertible securities, derivatives, warrants or options in issue.

10.   DEALINGS IN THE SHARES (INCLUDING ADSs)

     There has been no other dealings in the Shares (including, ADSs) by the Offerors and parties acting in concert with any one of them (if any) (except as disclosed in relation to CLSA in the paragraph below) during the period from 14 May, 2002 up to the date of this announcement.

     In the six month period since 14 May, 2002, certain CLSA group companies, wholly independent of and from the Offerors and in the ordinary and usual course of their business in providing order facilitation services to other CLSA group companies and to enhance liquidity in the Shares and ADSs, have traded in the Shares and ADSs of the Company. Such CLSA group companies have ceased trading in the Shares and ADSs since 28 October, 2002 and will not conduct any such trade prior to the close of the Offer. Such CLSA group companies currently show a zero balance in both the Shares and ADSs. Pursuant to Note 4 to Rule 26.3 of the Takeovers Code, the CLSA group has been granted a ruling by the

Executive that such trades are not relevant for the purposes of Rule 26.3 of the Takeovers Code.

11.   INTENTIONS OF THE OFFERORS FOLLOWING THE OFFER

     The directors of Huachen intend that the Company shall continue with the existing businesses of the Group and do not intend to propose or seek any major changes to the existing operations or management of the Group. Huachen does not have any intention of injecting any assets into the Company nor does it have any intention of disposing of or transferring any of the Company’s assets to Huachen or any other party.

     It is the intention of the Offerors to maintain the listing of the Shares on the Stock Exchange and (in the form of ADSs) on the New York Stock Exchange. The Offerors anticipate that the Company will continue to be subject to the reporting and other informational requirements of the Exchange Act. Appropriate steps will be taken by the Offerors as soon as possible following the closing of the Offer to ensure that not less than 25 per cent. of the Shares will be held in public hands so as to ensure compliance with Rule 8.08 of the Listing Rules.

12.   EXPECTED TIMETABLE

     The expected timetable is indicative only and is subject to change. Any changes to the expected timetable will be announced separately by the Company. All references to time are to Hong Kong time.

Activity	Date

Despatch of the Offer Document	9 January, 2003
4 p.m. on
6 February, 2003
Latest time for submission of acceptances of the Offer	(Note 1)
6 February, 2003
Closing date of the Offer	(Note 2)
7 p.m. (or 6 a.m.
Announcement through the Stock Exchange and the New	(E.S.T.)) on
York Stock Exchange of results of the Offer	6 February, 2003
Announcement in newspapers of results of the Offer	7 February, 2003
and whether the Offer has become unconditional	(Note 3)
Latest date for despatch of cheques to accepting Shareholders (if any) and (if applicable) return of Share certificates by Shareholders	7 February, 2003

Notes:

1.	The latest time for submission of acceptances of the Offer by holders of Shares and ADSs in the US shall be at 6 p.m. on 5 February, 2003 (E.S.T.).

2.	The closing date of the Offer for holders of Shares and ADSs in the US shall be 5 February, 2003 (E.S.T.).

3.	The announcement of the results of the Offer and whether the Offer has become unconditional will be published in Hong Kong Standard and Hong Kong Economic Times in Hong Kong on 7 February, 2003 and in Wall Street Journal (US eastern edition) in the US on 7 February, 2003 (E.S.T.), respectively.

13.   GENERAL INFORMATION

The Stock Exchange

     The Stock Exchange has indicated that if, upon the closing of the Offer, less than 25 per cent. of the issued share capital of the Company is held in public hands or if the Stock Exchange believes that a false market exists or may exist in the trading of Shares or there are insufficient Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend trading in the Shares.

     The Stock Exchange has also indicated that it will closely monitor all future acquisitions or disposals of assets by the Company. If the Shares remain listed on the Stock Exchange, any acquisitions or disposals of assets by the Group will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has discretion to require the Company to issue a circular and an announcement to its Shareholders irrespective of the size of the proposed acquisitions and disposals of assets by the Group, particularly where such proposed acquisitions and disposals of assets by the Group represent a departure from the principal activities of the Group. The Stock Exchange has the power to aggregate a series of acquisitions and disposals of assets by the Group and any such acquisitions and disposals of assets may result in the Company being treated as if it were a new listing applicant and subject to the requirements for new listing application as set out in the Listing Rules.

Independent Financial Adviser

     An independent financial adviser will be appointed to advise the independent committee of the board of the Company as to whether the Offer is, or is not, fair and reasonable. An announcement will be made by the Company in respect of such appointment as soon as possible after the appointment is confirmed. Shareholders are advised not to take any action in connection with the Offer until they have received advice from the independent board committee of the Company. Shareholders are also strongly advised to seek independent financial advice.

Offer Document

     In accordance with the Takeovers Code, the Offer Document (which will contain, among other things, details of the Offer, accompanying documents and information in relation to the Offerors) will be sent to Shareholders within 21 days from the date of this announcement. In addition, an offeree board circular to Shareholders will be sent to Shareholders by the Company within 14 days of the Offer Document.

Financial Adviser

     CLSA has been appointed by the Offerors to advise them in connection with the Offer and CLSA is satisfied that sufficient financial resources are available to the Offerors to enable them to satisfy full acceptance of the Offer.

Suspension of Trading

     At the request of the Company, trading of the Shares on the Stock Exchange was suspended at 10.01 a.m. on 18 December, 2002, and trading of the ADSs on the New York Stock Exchange was suspended at 9:30 a.m. (E.S.T.) on 18 December, 2002. Application has been made to the Stock Exchange for resumption of trading of the Shares with effect from 9:30 a.m. on 20 December, 2002 and application has been made to the New York Stock Exchange for resumption of trading of the ADSs with effect from 9:30 a.m. (E.S.T.) on 19 December, 2002.

14.   DEFINITIONS

     In this announcement, unless the context otherwise requires, the following capitalised terms shall have the respective meanings set out opposite to them:

“acting in concert”	Has the meaning defined in the Takeovers Code;
“ADS”	An American depositary share representing 100 Shares in the issued share capital of the Company;
“Business Day”	A day on which the Stock Exchange is open for the transaction of business;
“Call Option Agreements”	The call option agreements entered into between Huachen and each of the Management Directors relating to the grant by Huachen to each of the Management Directors of a call option in respect of a specified number of Shares, totalling 346,305,630 Shares in aggregate;
“CLSA”	CLSA Limited, a registered securities dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong);
“Company”	Brilliance China Automotive Holdings Limited, a company incorporated in Bermuda with limited liability whose securities are listed on the Stock Exchange and the New York Stock Exchange;

“Directors”	The directors of the Company;
“E.S.T.”	Eastern Standard Time;
“Employee Options”	Share options granted by the Company to certain employees of the Group pursuant to the share option scheme adopted by the Company;
“Exchange Act”	The United States Securities Exchange Act of 1934, as amended;
“Excluded Shareholder”	Any Overseas Shareholder whose address, as shown on the Register at the time of submission of their acceptance of the Offer or at the latest time for submission of acceptances in respect of the Offer, is located in any jurisdiction the laws of which prohibit the making of the Offer to such Shareholders or otherwise require the compliance with additional requirements which (in the opinion of the Directors) are unduly burdensome. A further announcement will be made if any Shareholders are excluded (subject to the Executive’s consent);
“Executive”	The Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director;
“Foundation”	(Chinese Financial Education Development Foundation), and prior to execution of the Principal Agreement, the controlling shareholder of the Company, holding approximately 39.446% of the issued share capital of the Company;
“Group”	The Company and its subsidiaries;
“Hong Kong”	The Hong Kong Special Administrative Region of the PRC;

“Huachen”	(Huachen Automotive Group Holdings Company Limited), a PRC wholly state-owned limited liability company established in the PRC;
“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange;
“Management Directors”	Mr. Wu, Mr. Hong, Mr. Su and Mr. He;
“Mr. He”	Mr. He Tao (also known as Ho To), an executive Director;
“Mr. Hong”	Mr. Hong Xing, an executive Director;
“Mr. Su”	Mr. Su Qiang (also known as So Keung), an executive Director;
“Mr. Wu”	Mr. Wu Xiao An (also known as Ng Siu On), an executive Director;
“New York Stock Exchange”	The New York Stock Exchange Inc.;
“Offer”	The conditional mandatory cash offer to be made by CLSA on behalf of the Offerors on the terms and subject to the conditions set out in this announcement and in the Offer Document to acquire all of the Shares (whether in the form of ordinary shares or ADSs) not already beneficially owned by the Offerors and parties acting in concert with them (if any);
“Offer Document”	The offer document (with the form of acceptance and transfer or, in the case of US holders of ADSs, letter of transmittal in respect of the Offer) to be issued to Shareholders by the Offerors pursuant to the Takeovers Code;
“Offer Price”	HK$0.10 per Share;
“Offerors”	Huachen together with the Management Directors;

“Overseas Shareholders”	Shareholders whose addresses, as shown on the register of members of the Company, are outside of Hong Kong;
“PRC” or “China”	The People’s Republic of China;
“Principal Agreement”	The agreement for the sale and purchase of the Sale Shares dated 18 December, 2002 and entered into between Huachen and the Foundation;
“Qualifying Shareholders”	Shareholders, other than Excluded Shareholders, whose names appear on the Register as at the latest time for submission of acceptances in respect of the Offer;
“Register”	The register of members of the Company;
“Sale Shares”	1,446,121,500 Shares;
“SEC”	The Securities and Exchange Commission of the United States of America;
“SFC”	The Securities and Futures Commission of Hong Kong;
“Shareholder”	Registered holder of Shares (in the form of Shares or ADSs);
“Shares”	Ordinary shares of US$0.01 par value each in the issued capital of the Company, including Shares represented by ADSs;
“Shenyang Automotive”	Shenyang JinBei Passenger Vehicle Manufacturing Company Limited, a Sino-foreign equity joint venture established in the PRC and beneficially owned as to 51 per cent. by the Company;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“Syndication Letter”	The letter issued by Huachen to the Management Directors on 18 December, 2002 pursuant to which the Management Directors agreed to join Huachen as the Offerors;
“Takeovers Code”	The Hong Kong Code on Takeovers and Mergers;

“United States” or “US”	The United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and any other area subject to its jurisdiction;
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong; and
“US$”	United States dollars, the lawful currency of the United States of America.

     Unless otherwise specified, all references to time in this announcement are to Hong Kong local time.

     For the purpose of this announcement, conversion of Hong Kong dollar amounts into US dollar amounts is based on the 17 December, 2002 noon buying rate in New York City for cable transfers as certified by customs purposes by the Federal Reserve Bank of New York of HK$7.7986 = US$1.00. This conversion is for the purpose of illustration only and does not constitute a representation that any amounts have been, could have been, or may be, exchanged at this or any other rate.

By Order of the Board	By Order of the Board	By Order of the Board of Trustees
Brilliance China Automotive Holdings Limited* Mr. Wu Xiao An Chairman	(Huachen Automotive Group Holdings Company Limited)* Mr. Yang Bao Shan Chairman	(Chinese Financial Education Development Foundation)* Ms. Lu Guang Hui Vice-Chairman	Mr. Wu Xiao An Mr. Hong Xing Mr. Su Qiang and Mr. He Tao

Hong Kong, 19 December, 2002

     All the Directors jointly and severally accept responsibility for the accuracy of the information contained in this announcement relating to the Company and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement in relation to the Company have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

     All the directors of Huachen jointly and severally accept responsibility for the accuracy of the information contained in this announcement (other than that relating to the Company and the Foundation) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the Company and the Foundation) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

     All members of the board of trustees of the Foundation jointly and severally accept responsibility for the accuracy of the information contained in this announcement relating to the Foundation and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement in relation to the Foundation have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.